EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-07

Mercator Minerals Reports Fourth Quarter and Year End 2011 Results
Revenues in 2011 of $263 million, a 44% increase over 2010
Cash Flow from Operations in 2011 of $55 million, a 159% increase over 2010
 (All US$ unless otherwise specified)

Vancouver, BC, March 30, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) today announced its financial results for the three months and year ended December 31, 2011. Revenues were $263.0 million in 2011, an increase of 44% over 2010, while cash flow from operations was $55.2 million in 2011 or an increase of 159% over 2010. Net income for 2011 was $91.7 million ($0.41 per share, basic) or $8.0 million ($0.04 per share, basic) on an adjusted net income basis*. Revenues were $70.7 million in the fourth quarter of 2011, an increase of 25% over the comparable quarter in 2010, while cash flow from operations was $1.7 million in the fourth quarter of 2011 or a decrease from $11.7 million in fourth quarter 2010. The net loss in the fourth quarter was $32.9 million ($0.13 per share, basic) or $1.5 million ($nil per share, basic) on an adjusted net income basis*.

“2011 was a year of positioning Mercator for consolidating its production gains and strong growth ahead. Mineral Park, our cornerstone operation, is poised to generate even stronger cash flows as it ramps up production while lowering unit costs. With El Pilar, we have a company transforming project that should fuel our unrivalled potential for growth: when funding is in place, we could achieve over 207% increase in copper production over the following two years. And with the June 2011 acquisition of El Creston, we have positioned the Company with a robust pipeline of future growth,” stated Bruce McLeod, President & CEO of Mercator. “We believe the team’s hard work in 2011 will pay-off in 2012 as we unlock the tremendous value within the Company.”

YEAR ENDED 2011 HIGHLIGHTS AND SIGNIFICANT ITEMS
●
Record copper and molybdenum production with record copper equivalent(1) production of 80.3 million pounds, comprised of 42.4 million pounds of copper in concentrates and cathode, 7.0 million pounds of molybdenum in concentrates and 721,442 ounces of silver.

●	Revenues were $263.0 million, a 44% increase over the prior year.
●	Net income was $91.7 million ($0.41 per basic share), while adjusted net income* was $8.0 million ($0.04 per basic share).
●	Total cash costs* on a co-product basis were $2.32 per pound of copper produced and $11.63 per pound of molybdenum produced.
●	Cash flows from operating activities were $55.2 million ($0.22 per basic share*), a 159% increase over 2010.
(1) All references to copper equivalent production in Q4-2011 and year ended 2011 is calculated using a molybdenum/copper ratio of 5.39, the 2011 average.
*Refers to Alternative Performance Measures as discussed on page 6 of the press release.

●
In finalizing the 2011 year-end financial statements, the Company determined that it had breached certain of its covenants surrounding its Credit Facilities, Project Financing and Equipment Loans as of December 31, 2011. New IFRS accounting rules require the total amount of this “breached” debt to be classified as current liabilities as of December 31, 2011. The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and Project Financing and is no longer in breach of these debt arrangements, which will result in the re-classification of the long term portions of these obligations as long term liabilities.

●
In June 2011, the Company purchased all the outstanding common shares of Creston Moly Corp (“Creston Moly”). The acquisition brought with it the El Creston project, an advanced molybdenum-copper deposit located in northern Mexico.

●	In November 2011, the Company reported the results of the El Pilar 2011 Feasibility Study, which outlined a robust, economically feasible copper project in northern Mexico.
●
During the year, the Company made the following appointments: June 2011, appointed Bruce McLeod, P.Eng. as President, CEO and Director and appointed Colin Benner, P.Eng. as a Director of the Company; April 2011, John Bowles, FCA, became a Director and Chair of the Audit Committee; and January 2011, appointed Mark Distler, CPA, as CFO.

FOURTH QUARTER 2011 HIGHLIGHTS AND SIGNIFICANT ITEMS
●
Production, which was a record for a single quarter, totaled 23.6 million copper equivalent pounds(1), comprised of 11.3 million pounds of copper in concentrates and cathode, 2.3 million pounds of molybdenum in concentrates and 204,041 ounces of silver, and a significant increase over the comparable quarter in 2010.

●	Recoveries were 80.1% and 71.6%, respectively, for copper and molybdenum, an improvement over the fourth quarter 2010.
●	Set a new throughput record averaging 44,264 tpd in the fourth quarter 2011.
●	Cash costs* on a co-product basis were $2.23 per pound of copper produced and $10.43 per pound of molybdenum produced, or 6% and 5% lower, respectively, than the third quarter of 2011.
●	Completed a consecutive 90-day performance test of more than 45,000 tpd throughput.
●	Raised C$20 million through a private placement to primarily advance the El Pilar project to ‘construction-ready’ status.

OVERVIEW

	Three months ended, December 31			Year ended, December 31
$ millions, unless otherwise noted	2011	2010	% change	2011	2010	% change
Revenues	70.7	56.4	25%	263.0	182.6	44%
Operating profit	9.3	12.2	(24%)	42.7	27.5	55%
Net income	(32.9)	(80.0)	59%	91.7	(139.2)	166%
Earnings per share (basic)	$(0.13)	$(0.41)	68%	$0.41	$(0.71)	158%
Adjusted net income*	1.5	8.1	(81%)	8.0	3.0	167%
Adjusted earnings per share * (basic)	$nil	$0.04	(100%)	$0.04	$0.02	100%
Cash flow from operations	1.7	11.7	(85%)	55.2	21.3	159%
Production (million pounds)
- Copper	11.3	7.9	43%	42.4	32.1	32%
- Molybdenum	2.3	1.5	53%	7.0	4.3	63%

Throughput (tons per day)	44,264	29,374	51%	35,503	26,299	35%
Recoveries (%)
- Copper	80.1	77.9	3%	77.2	71.3	8%
- Molybdenum	71.6	69.8	3%	70.1	57.2	23%
Cash costs* on a co-product basis ($/lb)
- Copper	2.23	2.58	(14%)	2.32	2.35	(1%)
- Molybdenum	10.43	11.92	(13%)	11.63	11.66	0%
Average realized prices ($/lb)
- Copper (including hedges)	3.60	3.09	17%	3.89	3.53	10%
- Molybdenum	13.44	16.71	(20%)	14.90	15.98	(7%)

OPERATING HIGHLIGHTS

Mineral Park Mine
After four years since breaking ground on Phase 1 of the mill, Mineral Park commissioned its Phase 2 expansion in the third quarter 2011 to a designed capacity of 50,000 tpd throughput levels. The Phase 2 expansion included a second SAG mill, two additional ball mills, 11 additional roughers, five new water wells and waterline, and a second primary crushing line. Also, during the third quarter 2011, the mine commissioned a natural gas turbine which is currently supplying the majority of power to the mine operations, of up to 37 megawatts, which the Company expects will help further reduce operating costs at Mineral Park.

During the fourth quarter 2011, the Company achieved, for a consecutive 90-day period, an average mill throughput rate of more than 45,000 tpd at Mineral Park. This milestone satisfied the performance test required in the project loan agreement with the lending group, and reduced the cash sweep from 50% down to 25% at Mineral Park, which will provide greater financial flexibility for the Company.

For the quarter ended December 31, 2011, Mineral Park produced a record 11.3 million pounds of copper and 2.3 million pounds of molybdenum.  However, during this quarter and the first half of the first quarter 2012, copper production was impacted by the processing of harder ore portions of the Turquoise pit at the mine. Taking into consideration the harder than expected ore in the Turquoise pit, plans were accelerated to install a pebble crusher in the SAG mill but later deferred following a program of testing the SAG mill circuit grinding capacity and optimizing the grinding media and operating parameters in the two SAG mills at the beginning of 2012. This optimization has enabled the mill to process a blend of harder ore from the Turquoise pit at or above the designed throughput rate of 50,000 tpd. To illustrate the change, from January 1, 2012 to February 15, 2012, the average throughput through the mill was 44,748 tpd. After optimizing the grinding media and operating parameters in the two SAG mills, the resulting average throughput from February 16 to March 29, 2012, was 52,340 tpd. As a result of these improvements, the Company believes it is well on its way to achieving design throughput and therefore still expects to achieve 2012 production guidance for Mineral Park.

2012 Mineral Park Mine Outlook
On October 24, 2011, the Company provided the following production guidance for Mineral Park for the years 2013-2016. On January 16, 2012, the Company provided Mineral Park production guidance for 2012.

Five-year Operating Plan Forecast
Production Estimates Million pounds unless otherwise noted	2012	2013	2014	2015	2016
Copper in concentrate Cathode copper Total copper	45.6 – 50.7 3.6 49.2 - 54.3	54.0 4.0 58.0	45.9 4.2 50.1	42.4 4.9 47.3	38.0 6.3 44.3
Molybdenum in concentrate	9.0 - 10.0	11.4	11.4	12.0	13.6
Silver (000 ounces)	455.0	461.7	562.1	250.9	734.7
Copper equivalent (2)	90.3 – 100.0	126.4	118.6	119.3	125.5
Milled tons	18.8	20.1	20.1	20.1	20.1
Grades (%) - Copper - Molybdenum	0.17 0.037	0.17 0.038	0.14 0.038	0.13 0.040	0.12 0.045
Recoveries (%) - Copper - Molybdenum	80.0 75.0	80.0 75.0	80.0 75.0	80.0 75.0	80.0 75.0
(2) Copper equivalent calculated using a molybdenum/copper ratio of 4.53 in 2012 which is the Company’s estimate for 2012  realized prices and conversion costs, and for years 2013 to 2016 a ratio of 5.98 was used as per the 2006 technical report.

The focus for 2012 is to continue to achieve constant improvement in order to maximize cash flow generation. As such, the mine, through a program of non-capital optimization initiatives, has developed goals to: (1) increase throughput rates to beyond 50,000 tpd, (2) lower cash costs* of copper to $2.20 per pound and molybdenum to $10.00 per pound, and (3) sustain recovery rates of 80% for copper and 75% for molybdenum.

El Pilar Project
On November 9, 2011, the Company filed the El Pilar Feasibility Study, a National Instrument 43-101 (“NI 43-101”) compliant technical report for the El Pilar project on SEDAR (www.sedar.com). The El Pilar Feasibility Study supports the case for the development of a robust, economically feasible copper project at the Company’s wholly owned El Pilar project in northern Mexico. The summary of technical information below is derived from that technical report – see “NI 43-101 Compliance” below to understand the limits on this summary.

The Base Case (3) of the El Pilar Feasibility Study indicated:

●	Robust project economics: net present value (“NPV”) after-tax, discounted at 8%, of $335.3 million; internal rate of return (“IRR”), after-tax, of 35.7%; and payback period of 1.7 years.
●	Expected average life of mine total cash costs* are $1.37 per pound of payable copper, with an average $1.27 per pound in the first five years and $0.94 per pound in the first year.
●
Low capital intensity: Initial capital of $245.0 million, excluding working capital but including a contingency of $29.9 million, to produce life-of-mine (“LOM”) average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds in the first five years.

●	12-year mine life, with total estimated copper production of 881.7 million pounds.

(3) Base Case at $3.83/lb. copper price per pound Year 1, $3.44/lb. Year 2, $3.14/lb. Year 3 and $2.60/lb. for the remaining life of mine, averaging $2.82/lb. copper over the life of mine. All calculations are Base Case except where otherwise specified.

The El Pilar Feasibility Study identified further opportunities to improve the project’s economics, including reducing the lift height on the leach pad from six meters to three meters. The Company expects to release an optimized feasibility in Q2-2012, which should capture the benefits of the shorter lift heights.

The El Pilar project is designed to be an open pit operation using conventional drilling, blasting, and loading utilizing diesel hydraulic shovels, followed by truck haulage. Run-of-mine (“ROM”) material would be mined and stacked on a leach pad. Copper cathode would be produced from the oxide copper ore by acid leaching and SX/EW processing. A majority of the power required by the El Pilar project could be produced as a by-product of the onsite sulphur burning acid plant, with backup and additional power requirements supplied by a power line connecting to the national grid.

Plans at El Pilar for 2012 include ensuring this copper project achieves construction-ready status as soon as possible, while continuing to work to secure value accretive financing for the project’s development.

Currently, the project is well advanced on its goal to becoming construction-ready as the Company has obtained all the permits to commence construction and has also completed approximately 25% of the required detail engineering work. As for project financing, the Company is currently focused on a dual track process of financing the project through its current banking syndicate and/or through a high-yield bond offering. The Company plans to make a decision in respect of financing options sometime in April 2012. After funding is secured, with a 15-month construction timeline, the Company has the potential for a short cycle to convert its investment into cash flows.

El Creston Project
El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. Based on a December 2010 preliminary economic assessment (PEA) study, the El Creston project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The PEA, which used price assumptions of $15.00 per pound of molybdenum and $2.60 per pound of copper, also indicated that the project could generate a NPV at an 8% discount rate of $562 million and an IRR, after tax, of 22.3%.

The Company expects to file a NI 43-101 technical report on El Creston in the second half of 2012, after which a decision on the development of the El Creston project may be made.

FINANCIAL POSITION
As at December 31, 2011, the Company had a working capital deficit of $116.3 million, which includes the reclassification of $106.2 million of the long-term portion of its credit facilities, project financing and equipment loans as current liabilities. As at December 31, 2011, the Company breached certain of its loan covenants which, under IFRS rules, require these amounts to be reclassified as current liabilities. The Company has obtained waivers and amendments and, as at March 30, 2012, is no longer in breach of these covenants. The Company is currently in compliance with all loan covenants and anticipates reporting the long term portions of these credit facilities as long term in its first quarter 2012 financial statements.

Financial Statements and Management Discussion & Analysis (MD&A)
This news release is prepared as at March 30, 2012 and should be read in conjunction with the MD&A and Financial Statements for the year ended December 31, 2011 which has been posted on Mercator’s website (www.mercatorminerals.com/s/FinancialStatements.asp) and on SEDAR (www.sedar.com) under the Company’s profile.

* Alternative Performance Measures
This press release refers to “cash costs” and “adjusted net income” which are not performance measures recognized as having a standardized meaning under IFRS. We disclose these performance measures (marked with an *), which have been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results to investors. These performance measures may not be comparable to similar data presented by other mining companies. This information should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS. Readers should refer to “Alternative Performance Measures” section on page 30 of the MD&A for additional information on these measures.

Webcast/Conference Call
Mercator’s senior management will hold a conference call and a live audio webcast on Monday April 2, 2012 at 8:00 a.m. Pacific time to discuss results for the fourth quarter and year-ended 2011. To participate in the call, dial 877-240-9772 (North America) and 800-2787-2090 (International). To listen to the live webcast, visit http://www.gowebcasting.com/3191. A presentation will accompany the call and will be available on the company’s website under investor relations, presentations.

An archived recording of the conference call will be available for playback after the event until April 14, 2012 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference passcode 7134461#.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng
President and CEO

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release of has been prepared under the supervision of, and its disclosure has been reviewed by the following who are deemed to be Qualified Persons under NI 43-101: Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park Mine, Mike Broch, BSC Geology, MSSC Economic Geology, FAusIMM, the Company’s Vice-President, Exploration and Evaluations and Dave Visagie, P.Geo., the Company’s Exploration Manager.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; (3) the milling operations at Mineral Park will continue to be viable, operationally and economically, (4) the financing, construction and operation of the El Pilar Project will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. The Company’s ability to progress the El Pilar and El Creston projects towards a construction decision and eventually into production is dependent on the Company’s ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.